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04046591

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OJSC Concern Kalina

*CURRENT ADDRESS: 80, Komsomolskaya St
Yekaterinburg 620138
Russia

**FORMER NAME: PROCESSED DEC 13 2004 THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 34847 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/9/04

ARIS
12-31-03

OAO Concern “Kalina” and subsidiaries

Independent Auditors’ Report

Consolidated Financial Statements
Years Ended December 31, 2003 and 2002

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheets of OAO Concern "Kalina" and subsidiaries (the "Group") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

April 8, 2004

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(in US dollars and in thousands)

	Notes	2003	2002
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 7,717	$ 730
Accounts receivable, net	4	12,872	24,235
Advances to suppliers and prepaid expenses	5	12,809	7,690
Inventories, net	6	36,224	34,163
Taxes recoverable	7	11,889	9,526
Investments	8	953	1,899
Assets associated with discontinued operations	14	6,145	8,772
Deferred tax asset	13	1,689	1,508
Total current assets		90,298	88,523
PROPERTY, PLANT AND EQUIPMENT, net	9	31,263	25,491
INTANGIBLE ASSETS, net		422	396
NON-CURRENT DEFERRED TAX ASSET	13	-	170
TOTAL ASSETS		$ 121,983	$ 114,580
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	10	$ 16,174	$ 17,620
Short-term debt	11	20,841	3,386
Accrued liabilities		349	1,621
Taxes payable	7	4,151	4,197
Liabilities associated with discontinued operations	14	7,970	9,817
Total current liabilities		49,485	36,641
LONG-TERM DEBT	12	183	17,544
NON-CURRENT TAXES PAYABLE	7	3,878	5,568
NON-CURRENT DEFERRED TAX LIABILITY	13	1,247	-
TOTAL LIABILITIES		54,793	59,753
STOCKHOLDERS' EQUITY:			
Capital stock	15	20,243	20,243
Additional paid in capital		1,233	1,233
Retained earnings		45,714	33,351
Total stockholders' equity		67,190	54,827
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 121,983	$ 114,580

See notes to consolidated financial statements.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(in US dollars and in thousands)

	Notes	2003	2002
NET SALES		$ 157,059	$ 120,457
COST OF SALES		88,504	70,118
GROSS PROFIT		68,555	50,339
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		47,571	31,043
OPERATING INCOME		20,984	19,296
OTHER INCOME/(EXPENSES):			
Interest expenses, net		(2,876)	(4,344)
Foreign currency exchange losses, net		(432)	(1,160)
Gain from sale of investments	8	2,165	-
Other expenses, net		(557)	(1,706)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		19,284	12,086
INCOME TAX EXPENSE	13	5,163	3,510
NET INCOME FROM CONTINUING OPERATIONS		14,121	8,576
DISCONTINUED OPERATIONS			
Loss from operations of subsidiary JSC Pallada Vostok	14	1,408	2,274
Loss from operations of subsidiary JSC Alye Parusa	14	241	63
Loss on disposal of JSC Alye Parusa	14	1,682	-
NET INCOME		$ 10,790	$ 6,239

See notes to consolidated financial statements.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(in US dollars and in thousands)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 10,790	$ 6,239
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,940	1,791
Impairment loss on property, plant and equipment	516	-
(Gain)/loss on disposal of fixed assets	(915)	30
Gain on disposal of investments	(2,165)	-
Deferred tax benefit	(793)	(2,378)
Changes in operating assets and liabilities:		
Discontinued operations	776	1,939
Accounts receivable	13,280	(11,773)
Accounts payable and accruals	(4,239)	6,855
Inventories	642	(1,314)
Advances to suppliers and prepaid expenses	(4,510)	(3,675)
Taxes receivable	(1,609)	(5,516)
Taxes payable	(2,507)	(120)
Net cash provided by/(used in) operating activities	11,206	(7,922)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant, equipment and intangible assets	(6,960)	(6,163)
Proceeds from sale of fixed assets	1,670	28
Purchase of securities	(3,902)	(1,012)
Proceeds from sale of securities	7,162	2,020
Proceeds from sale of subsidiary	36	-
Net cash used in investing activities	(1,994)	(5,127)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term debt	5,205	11,849
Repayment of short-term debt	(7,032)	(23,198)
Proceeds from long-term debt	183	17,202
Repayment of long-term debt	(13)	-
Dividends declared and paid	(568)	(526)
Net cash provided by financing activities	(2,225)	5,327
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,987	(7,722)
CASH AND CASH EQUIVALENTS, beginning of year	730	8,452
CASH AND CASH EQUIVALENTS, end of year	$ 7,717	$ 730
CASH PAID DURING THE PERIOD FOR:		
Income tax	8,423	5,456
Interest	3,535	4,179

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(in US dollars and in thousands)

	Capital stock	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2001	$ 21,476	$ -	$ -	$ 27,638	$ 49,114
Cancellation of treasury stock	(1,233)	1,233	-	-	-
Dividends declared	-	-	-	(526)	(526)
Net Income	-	-	-	6,239	6,239
Balance December 31, 2002	$ 20,243	$ 1,233	$ -	$ 33,351	$ 54,827
Translation adjustment	-	-	4,302	-	4,302
Income tax effect of changes in functional currency	-	-	(2,161)	-	(2,161)
Dividends declared	-	-	-	(568)	(568)
Net Income	-	-	-	10,790	10,790
Balance December 31, 2003	$ 20,243	$ 1,233	$ 2,141	$ 43,573	$ 67,190

See notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed as OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company, and its subsidiaries (hereinafter referred jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary").

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
JSC Pallada Ukraina	100%	Ukraine	Trading
JSC Torzhok	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherland s	Trading
Kosmetik und Rasierwaren Solingen GmbH	100%	Germany	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture a wide range of perfume, cosmetics and household products for the countries forming part of the Commonwealth of Independent States ("CIS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The Company maintains its accounting records in Russian roubles ("RUR") in accordance with RF accounting laws and accounting regulations. The accompanying financial statements differ from the financial statements prepared for statutory purposes in Russia in that they reflect certain adjustments appropriate to present the financial position and results of operations in accordance with US GAAP, which are not recorded in the accounting books of the Company.

Due to discontinued operations certain balances contained in the comparative information for 2002 have been reclassified.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations – For business combinations that have been accounted for under the purchase method of accounting, the Company includes the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair values of non-current non-monetary assets acquired.

Use of estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of credit risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturities of these instruments.

Foreign currency translation – The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Due to a highly inflationary economy in the Russian Federation and Uzbekistan during 2002, the US dollar (the Group's reporting currency) was designated as the Group's functional currency for 2002. Accordingly, all foreign currency financial statements were translated into US dollars using the remeasurement method. Monetary assets and liabilities were translated into US dollars at the rate in effect as at the balance sheet date. Non-monetary balance sheet amounts were translated at the rate prevailing on the date of the transaction. Revenue and expenses were translated at the daily rates or at period average rates when such transactions occurred. Translation gains and losses were included in foreign currency exchange gains (net).

Commencing January 1, 2003, the Russian economy ceased to be considered hyperinflationary for accounting purposes. Management determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian rouble. Accordingly, at January 1, 2003, US dollar amounts were translated into Russian roubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

Due to hyperinflationary state of the Uzbekistan economy the US dollar remained the functional currency for measurement purposes.

The Russian rouble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of the RF, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

Exchange rate	As of December 31, 2003	Average for 2003 year	As of December 31, 2002	Average for 2002 year
Russian rouble / US dollar	29.45	30.69	31.78	31.34
Uzbek soum / US dollar	980.00	975.08	970.08	688.00
Ukrainian hrivna / US dollar	5.33	5.33	5.33	5.33

Cash and cash equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consisted primarily of shares of JSC "Zhirovoi Kombinat" (Ekaterinburg) in 2002, and miscellaneous short term bonds in 2003, which in both instances were not considered to be "trading" and, accordingly, were carried on the balance sheet at cost. Gains/losses from the sale of marketable securities have been recorded in earnings.

Inventories – Inventories are stated at the lower of cost, determined by the first in first out method for raw materials and weighted average for finished goods, or market value.

Property, plant and equipment – Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	**Useful Life (years)**
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

The Group periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Whenever events or changes in circumstances indicate that the carrying amounts to those assets may not be recoverable, the Group will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Group will record impairment losses to write the asset down to fair value, measured by estimated discounted net future cash flows expected to be generated from the use of the assets. Management believes that during the year ended 31 December 2003, no such impairments have occurred.

Treasury shares – Treasury shares are carried at cost as a reduction in share capital.

Sales recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income taxes – Income taxes payable have been computed in accordance with the laws of the RF, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing Costs – The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Cash on hand – RUR	$ 7	$ 12
Cash in bank – RUR accounts	2,312	504
Bank deposits – RUR accounts	5,138	-
Other - US dollar, UZS, UAH accounts	260	214
Total	**$ 7,717**	**$ 730**

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Accounts receivable – trade	$ 16,539	$ 16,724
Other accounts receivable	468	7,981
Bad debt allowance	(918)	(470)
Bad debt allowance for accounts receivable relating to discontinued operations	(3,217)	-
Total	**$ 12,872**	**$ 24,235**

5. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES

Advances to suppliers and prepaid expenses consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Advances to suppliers	$ 12,546	$ 7,162
Prepaid expenses	263	528
Total	**$ 12,809**	**$ 7,690**

6. INVENTORIES, NET

Inventories consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Raw materials	$ 23,943	$ 19,358
Work in process	482	651
Finished goods	15,177	15,700
Allowance for obsolescence	(3,378)	(1,546)
Total	**$ 36,224**	**$ 34,163**

7. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
VAT	$ 10,977	$ 9,526
Other taxes	912	-
Total	**$ 11,889**	**$ 9,526**

Current taxes payable consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Income tax	$ 1,366	$ 3,415
Advertising tax	301	331
Other taxes	2,484	451
Total	**$ 4,151**	**$ 4,197**

Non-current taxes payable consist of fines and interest payables that have been disputed with the tax authorities since 1998. The Company has made an accrual in respect of this liability based on information available to management as of the respective reporting dates. The Company accrued a liability in the amount of 137 mln RUR (4,310 thousand US dollars) as of December 31, 2002. In 2003, a restructuring agreement was signed with the tax authorities which fixed the disputed liability at 114.3 mln RUR (3,878 thousand US dollars). This liability is payable as follows (in thousands):

Due in 2006	$ 167
Due in 2007	969
Due in 2008	969
Due in 2009	969
Due in 2010	804
Total	**$ 3,878**

8. INVESTMENTS

Investments consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Equity investments in JSC "Zhirovoi Kombinat" (Ekaterinburg) – 19.19%	$ -	$ 1,610
Other short-term investments	953	289
Total	**$ 953**	**$ 1,899**

In 2003 the entire investment in JSC "Zhirovoi Kombinat" (Ekaterinbourg) was sold for 117 mln. RUR (3,972 thousand US dollars).

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Land	$ 463	$ 429
Buildings	26,521	22,153
Machinery and equipment	51,239	55,033
Vehicles	2,699	2,812
Office equipment and other assets	2,125	1,659
Construction in progress	8,425	5,737
Less: accumulated depreciation	(60,209)	(62,332)
Total	**$ 31,263**	**$ 25,491**

Production equipment with a net book value of 569 thousand US dollars as at December 31, 2003 are subject to financial lease agreements (see note 12)

10. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Accounts payable – trade	$ 14,323	$ 15,604
Advances received	389	232
Other payables	1,462	1,784
Total	**$ 16,174**	**$ 17,620**

11. SHORT-TERM DEBT

Outstanding credit facilities of the Group as of December 31, 2003 and 2002 consisted of the following (in thousands):

	Interest rate	2003	2002
Bank loans and other borrowings			
Alfa bank (RUR)	20%	$ -	$ 3,186
CITI Bank (RUR)	23%	1,677	-
Other loans in RUR, USD, SUM, Hrivna	19-23%	10	157
		1,687	3,343
Uncollaterized RUR denominated corporate bonds			
Bonds – first issue (RUR)	14%	161	-
Bonds – second issue (RUR)	14%	18,673	-
Financial lease			
Current portion of financial lease liability (RUR)	13%	320	43
Total		**$ 20,841**	**$ 3,386**

At December 31, 2002 loan facilities with Alfa bank were secured by the Company's finished goods and raw materials in the amount of 660,000 US dollars.

In 2001 and 2002 the Group made two bond issues. The face value of the first and the second issues were 100 RUR (3.33 US dollars) and 1,000 RUR (31.44 US dollars) respectively. The number of bonds issued was 51,340 and 550,000 respectively. The bonds were issued at face value.

Coupon income on the bonds of the first issue is accrued at the rate of 80% of the official refinancing rate set by Central Bank of the Russian Federation effective during the period and is paid quarterly.

The effective refinancing rate of Central Bank of Russian Federation was as follows:

Date of coupon accrual	CB refinancing rate
January 1, 2002 – April 8, 2002	25%
April 9, 2002 – August 6, 2002	23%
August 7, 2002 – February 16, 2003	21%
February 17, 2003 – June 20, 2003	18%
June 21, 2003 – December 31, 2003	16%

Coupon income on the bonds of the second issue is accrued at weighted average rate of return on Bonds of Ministry of Finance of RF (OFZ).

The effective weighted average rate of return on OFZ was a follows:

Date of coupon accrual	Weighted average rate of return
February 14, 2002 – May 14, 2002	22.5%
May 15, 2002 – August 13, 2002	24.6%
August 14, 2002 – November 12, 2002	22.5%
November 13, 2002 – February 11, 2003	22.4%
February 12, 2003 – May 13, 2003	19.6%
May 14, 2003 – July 18, 2003	14.8%
July 19, 2003 – November 11, 2003	13.6%
November 12, 2003 – December 31, 2003	13.8%

As of December 31, 2002 the maturity period of the bonds exceeded one year. Accordingly they were classified as long-term debt in the Group's balance sheet (see Note 12). The bonds are to be repaid during 2004 and have been classified as short term debt at December 31, 2003.

12. LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2003 and 2002 (in thousands):

	2003	2002
Uncollateralized RUR denominated corporate bonds		
Bonds – first issue (RUR)	$ -	$ 171
Bonds – second issue (RUR)	-	17,295
Total bond liability	-	17,466
Financial lease		
Long-term portion of financial lease liability (RUR)	183	78
Total long-term debt	**$ 183**	**$ 17,544**

In the second half of 2002 the Company entered into a financial lease agreement for production equipment which had an implied interest rate of 13% (see Note 9).

Future minimum lease payments due under non-cancelable leases at December 31, 2003 were (in thousands):

Financial lease payments due in the 12 months ended December 31:		
2004	$	345
2005		156
2006		51
Total minimum lease payments:		552
Less amount, representing interest		(48)
Present value of minimum lease payments	$	504

In 2003, the Group entered into a long-term credit line agreement with a related party, (see Note 15), the European Bank for Reconstruction and Development (EBRD). The total amount of credit facilities to be provided under the agreement is US dollars 20 mln. with an annual interest rate of LIBOR plus 4.5%. As of December, 2003 the Group had not drawn down any funds on this facility. Expenses related to the provision of this facility for the year 2003 were 3,935 thousand RUR (133 thousand US dollars).

13. TAXES

Total tax expense consisted of the following at December 31, 2003 and 2002 (in thousands):

		2003		2002
Current tax expense	$	6,088	$	5,888
Deferred tax benefit		(925)		(2,378)
Total	**$**	**5,163**	**$**	**3,510**

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 30% in Ukraine, and 26% in Uzbekistan in 2003 and 2002.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations (in thousands):

		2003		2002
Income tax expense at statutory rates	$	4,628	$	2,901
Adjustments due to:				
Tax penalties		178		514
Other permanent differences		357		95
Income tax expense	**$**	**5,163**	**$**	**3,510**

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows (in thousands):

		2003		2002
Current deferred tax assets:				
Accrued Expenses	$	1,932	$	1,749
Valuation of closing stock of work in progress and finished goods		(243)		(241)
	$	**1,689**	**$**	**1,508**
Non-current deferred tax assets/(liabilities):				
Provisions and allowances		835		-
Depreciation expense		(2,082)		170
	$	**(1,247)**	**$**	**170**

As more fully described in Note 2, commencing January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes and the Group accordingly adopted the rouble as its functional currency. The amount of adjustment to the deferred tax asset opening balance, resulting from the change in functional currency was 2,161 thousand US dollars.

14. DISCONTINUED OPERATIONS

In December 2003 the Group management made a decision to dispose of its wholly owned subsidiary JSC Pallada Vostok based in Uzbekistan. JSC Pallada Vostok was engaged in production of a wide range of cosmetics brands sold on the Uzbekistan market.

Major assets and liabilities of the subsidiary as of December 31, 2003 and December 31, 2002 were as follows (in thousands):

Assets associated with discontinued operations:	2003	2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 172	$ 164
Accounts receivable, net	114	16
Advances to suppliers and prepaid expenses	553	2
Inventories	2,300	2,897
Taxes recoverable	64	-
Total current assets	3,203	3,079
PROPERTY, PLANT AND EQUIPMENT, net	2,942	2,961
Total assets associated with discontinued operations	$ 6,145	$ 6,040
Liabilities associated with discontinued operations:		
CURRENT LIABILITIES:		
Accounts payable	$ 6,913	$ 4,729
Accrued liabilities	77	73
Taxes payable	231	166
Short term debt	-	690
Total current liabilities	7,221	5,658
LONG-TERM DEBT	620	-
Minority interest	129	157
Total liabilities associated with discontinued operations:	$ 7,970	$ 5,815

At December 31, 2003 JSC Pallada Vostok was indebted to the rest of the Group in the amount of 5,934 thousand US dollars.

The results of operations of JSC Pallada Vostok for the years 2003 and 2002 included in consolidated financial statements, were as follows (in thousands):

	2003	2002
SALES	$ 6,276	$ 6,765
COST OF SALES	5,580	6,369
GROSS PROFIT	696	396
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,857	1,919
OPERATING LOSS	(1,161)	(1,523)
OTHER INCOME/(EXPENSES):		
Other operating income/(expenses)	(548)	463
Interest expenses, net	(240)	-
Foreign currency exchange gains / (losses), net	557	(1,006)
NET LOSS BEFORE MINORITY INTEREST AND TAX	(1,392)	(2,066)
Minority interest	39	34
NET LOSS BEFORE TAX	(1,353)	(2,032)
INCOME TAX EXPENSE	(55)	(242)
NET LOSS	$ **(1,408)**	$ **(2,274)**

In June 2003 the Group entered into a sale agreement to dispose of its interest in JSC Alye Parusa, a subsidiary based in Ukraine. JSC Alye Parusa was engaged in production of a wide range of cosmetics brands sold on the Ukrainian market.

The net assets of JSC Alye Parusa at the date of disposal, August 5, 2003, and at December 31, 2002 were as follows (in thousands):

	August 5, 2003	December 31, 2002
CURRENT ASSETS:		
Cash and cash equivalents	$ 16	$ 14
Accounts receivable, net	979	1,360
Advances to suppliers and prepaid expenses	178	-
Inventories	909	976
Taxes recoverable	72	-
Investments	4	-
Total current assets	2,158	2,350
PROPERTY, PLANT AND EQUIPMENT	529	369
INTANGIBLE ASSETS, NET	11	13
Total assets associated with discontinued operations	$ **2,698**	$ **2,732**
CURRENT LIABILITIES:		
Accounts payable	$ 3,593	$ 3,496
Short-term debt	104	284
Accrued liabilities	39	44
Taxes payable	89	178
Total current liabilities	3,825	4,002
LONG-TERM DEBT	446	-
Total liabilities associated with discontinued operations:	$ **4,271**	$ **4,002**
Attributable goodwill	74	
Allowance for accounts receivable from JSC Alye Parusa	(3,217)	
Loss on disposal	**1,682**	
Total Consideration satisfied by cash	36	

Amounts due to the Company by JSC Alye Parusa at Augsut 5, 2003 have been restructured for payments over the period of 2005-2009. The recoverability of the entire balance is considered doubtful and has thus been provided for in full. In accordance with APB 30 the adjustment of carrying value of accounts receivable, resulting from the disposal of JSC Alye Parusa is included in financial result of the subsidiary disposal.

The results of operations of JSC Alye Parusa for the period of 2003 until the date of disposal and 2002 included in consolidated financial statements, were as follows (in thousands):

	2003	2002
SALES	$ 2,264	$ 4,814
COST OF SALES	1,851	3,744
GROSS PROFIT	413	1,070
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	788	1,371
OPERATING LOSS	(375)	(301)
OTHER INCOME/(EXPENSES):		
Other operating gains/(losses)	(91)	141
Foreign currency exchange gains, net	225	97
NET LOSS BEFORE TAX	(241)	(63)
INCOME TAX	-	-
NET LOSS	**$ (241)**	**$ (63)**

The subsidiary was acquired by the subsidiary's chief executive officer.

15. CAPITAL STOCK

As of December 31, 2003 and 2002 the Company had 8,364,908 authorised and issued ordinary shares at RUR 70 per share.

At the end of 2002 the Company cancelled 655,793 treasury shares. The excess of the par value over purchase price of the treasury shares was written off to additional paid in capital.

During 2003 interim dividends were declared and paid in full in the amount of 16,730 thousand RUR (568 thousand US dollars).

The Company is owned 66.04% by an individual, 19.23% by EBRD and 14.73% by other shareholders as of 31 December 2003.

16. RELATED PARTY TRANSACTIONS

Advances to related parties as of December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002
OOO "Soyuzspezstroy"	$ 169	$ 1,280
Total	**$ 169**	**$ 1,280**

Purchases from related parties for the year ended December 31, 2003 and 2002 were as follows (in thousands):

	2003	2002
OOO "Soyuzspezstroy"		
Purchase of promissory notes	$ -	$ 22
Purchase of construction services	3,248	352
Total	**$ 3,248**	**$ 374**

17. POST RETIREMENT BENEFITS

Employees of the Group are beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at December 31, 2003 and 2002 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

18. COMMITMENTS AND CONTINGENCIES

Operating environment – The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions capable of more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on management's judgment of the Group's business activities were to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

19. SUBSEQUENT EVENTS

In January 2004 Kalina repurchased from its former subsidiary Alye Parusa its own trademarks for 2,529 RUR'000 (87 USD'000).